Exhibit 24
CONFIRMING STATEMENT
This statement confirms that the undersigned,
Timothy Earl Joseph Bowes, has authorized and
designated David E. Barnes and Laura L. Douglas,
singly, to execute and file on the his behalf
all Forms 3, 4, and 5 (including any amendments
thereto) that he may be required to file with
the U.S. Securities and Exchange Commission
as a result of the his ownership of or
transactions in securities of American Axle &
Manufacturing Holdings, Inc. (AAM). The authority
of David E. Barnes and Laura L. Douglas under
this statement shall continue until the insider
is no longer required to file Forms 3, 4, and 5
with regard to securities of AAM, unless earlier
revoked in writing.  The undersigned acknowledges
that David E. Barnes and Laura L. Douglas are
not assuming any of his responsibilities to
comply with Section 16 of the Securities Exchange
Act of 1934.
Dated: December 17, 2015
/s/  Timothy Earl Joseph Bowes